Exhibit 99.1

FOR IMMEDIATE RELEASE

3SBio Independent Committee Selects Legal Counsel in connection with Going Private Proposal

SHENYANG, CHINA — September 16, 2012 — 3SBio Inc. (NASDAQ: SSRX) (“3SBio” or “Company”), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced that the special committee of independent directors (the “Independent Committee”) has retained Cleary Gottlieb Steen & Hamilton LLP ｜美国佳利律师事务所 as the Independent Committee’s legal counsel.

As previously announced, the Company's board of directors formed the Independent Committee to review and evaluate the preliminary non-binding proposal dated September 12, 2012 from its chairman and chief executive officer, Dr. Jing Lou, and CPEChina Fund, L.P., (“CITIC PE”) to acquire all of the outstanding shares of the Company’s common stock not currently owned by Dr. Lou and his affiliates.

The Independent Committee is evaluating and considering Dr. Lou’s and CITIC PE's proposal, as well as the Company’s other strategic alternatives. No decisions have been made by the Independent Committee with respect to the Company’s response to Dr. Lou’s and CITIC PE’s proposal. The Independent Committee has not set a definitive timetable for the completion of its evaluation of the proposal or any other alternative and does not currently intend to announce developments unless and until an agreement has been reached. There can be no assurance that any definitive offer will be made, that any agreement will be executed, or that this or any other transaction will be approved or consummated.

About 3SBio Inc.

3SBio is a leading, fully integrated, profitable biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China. Its focus is on addressing large markets with significant unmet medical needs in nephrology, oncology, supportive cancer care, inflammation and infectious diseases. With headquarters and GMP-certified manufacturing facilities in Shenyang, PRC, 3SBio employs over 800 people. Shares trade in the form of American Depositary Shares (ADSs) on the NASDAQ stock market under the ticker symbol “SSRX”. Please see www.3SBio.com for more information.

Cautionary Statement concerning Forward Looking Statements

Certain statements in this press release that are not purely historical in nature, including statements about beliefs and expectations, may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, risks discussed in 3SBio’s filings with the U.S. Securities and Exchange Commission. 3SBio does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Investor Contacts

Bo Tan	Tom Folinsbee
Chief Financial Officer	Director of Investor Relations
3SBio Inc.	3SBio Inc.
Tel: + 86 24 2581-1820	Tel: + 852 8191-6991
ir@3SBio.com	ir@3SBio.com